Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces US$1 million
for Alaskan mining engineering students

Toronto, Ontario, August 16, 2011 –
Kinross Gold Corporation (TSX:K; NYSE:KGC) announced today that the Company is providing approximately US$1 million in funding for a three year endowment that will provide advanced training to mining engineering students at the University of Alaska Fairbanks (UAF).

“Education is a major area of focus for Kinross, and we are pleased to support the next generation of mining engineers in Alaska by providing the UAF with a steady source of research funding over the next three years,” said Tye Burt, Kinross Gold President and CEO.

Kinross has been active in Alaska since acquiring the Fort Knox mine in 1998. Located 25 miles northeast of the city of Fairbanks, Fort Knox employs more than 500 local residents and in 2011, poured its five-millionth ounce of gold.

Since 1917, the UAF has educated mining engineers who have graduated into career opportunities in Alaska, the United States, and around the world. Students and faculty members at the UAF regularly collaborate with Kinross’ Fort Knox mine on research projects, and Fort Knox employees regularly volunteer as members of UAF advisory boards.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com